SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

May 7, 2012

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Division of Corporation Finance

Re:	SXC Health Solutions Corp. Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of SXC Health Solutions Corp. (“SXC”), we transmit herewith SXC’s above-referenced Registration Statement (the “Registration Statement”) relating to the proposed issuance of shares of SXC common stock to stockholders of Catalyst Health Solutions, Inc. (“Catalyst”) in connection with the proposed merger of a wholly-owned subsidiary of SXC with and into Catalyst, pursuant to that certain Agreement and Plan of Merger, dated as of April 17, 2012, by and among SXC, SXC Health Solutions, Inc., Catamaran I Corp., Catamaran II LLC and Catalyst.

We note for the Staff that included among the documents incorporated by reference into the joint proxy statement/prospectus of SXC and Catalyst that forms a part of the Registration Statement are the following (see “Additional Information–Where You Can Find More Information” beginning on page 228 of the Registration Statement):

•	Catalyst’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission (the “Commission”) on August 19, 2011 (the “Catalyst Form 8-K/A”);

•

Filed as exhibits to the Catalyst Form 8-K/A were certain audited and unaudited financial statements of Walgreens Health Initiatives, Inc. (n/k/a Catalyst Rx Health Initiatives, Inc.) (“WHI”), the outstanding capital stock of which was acquired by Catalyst in June 2011. In particular, filed as Exhibit 99.2 to the Catalyst Form 8-K/A are the unaudited condensed balance sheets of WHI as of February 28, 2011 and August 31, 2010, and the related unaudited condensed statements of operations, cash flows and net parent deficit and the related notes thereto for the three- and six-month periods ended February 28, 2011 and 2010; and

U.S. Securities and Exchange Commission

May 7, 2012

•

Catalyst’s Current Report on Form 8-K filed with the Commission on May 7, 2012, which includes as Exhibit 99.1 thereto the unaudited condensed statements of operations of WHI and the related notes thereto for the three- and nine-month periods ended May 31, 2011 and 2010 (the “Q3 2011 WHI Income Statement”).

As discussed with the Staff, the unaudited condensed balance sheet of WHI as of May 31, 2011 and the related unaudited condensed statements of cash flows and net parent deficit and the related notes thereto for the three- and nine-month periods ended May 31, 2011 and 2010 (collectively, the “Q3 2011 WHI Other Interim Financial Statements”) have not been prepared or filed with the Commission and, accordingly, are not included in the Registration Statement. As discussed with the Staff, SXC intends to promptly submit to the Staff a request for relief with respect to (i) any requirement under Regulation S-X to include or incorporate by reference into the Registration Statement the Q3 2011 WHI Other Interim Financial Statements and (ii) certain matters relating to the presentation of the Q3 2011 WHI Income Statement.

In addition, we note for the Staff that, subject to market conditions, SXC is considering launching a public offering of shares of its common stock to finance a portion of the aggregate cash merger consideration and payment of related fees and expenses in connection with the Catalyst transaction, or for other general corporate purposes. To the extent SXC commences such an offering, SXC will undertake to update the pro forma financial statements and related notes thereto included in the section captioned “SXC Health Solutions Corp. and Catalyst Health Solutions, Inc. Unaudited Pro Forma Condensed Combined Financial Statements” in a pre-effective amendment to the Registration Statement prior to requesting effectiveness from the Staff.

If you have any questions regarding the Registration Statement or the foregoing, please do not hesitate to contact me at (312) 853-2060.

Very truly yours,

/s/ Gary D. Gerstman

Gary D. Gerstman

Enclosure

cc:	Jeffrey Park, SXC Health Solutions Corp.

Benjamin R. Preston, Catalyst Health Solutions, Inc.

Thomas C. Janson, Milbank, Tweed, Hadley & McCloy LLP